FORUM NATIONAL INVESTMENTS LTD.

First Quarter report for the three months ended December 31, 2008

Condensed Consolidated Financial Statements
(Expressed in Canadian dollars)

NOTICE TO READER OF THE INTERIM FINANCIAL STATEMENTS

These financial statements of Forum National Investments Ltd. (“the Company”) which include the accompanying interim balance sheet as at December 31, 2008 and the interim statements of operations and deficit and cash flows for the three-month periods ended December 31, 2008 and 2007 are the responsibility of the Company’s management. These financial statements have not been reviewed on behalf of the shareholders by the independent auditors of the Company. The interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

FORUM NATIONAL INVESTMENTS LTD.
Condensed Consolidated Balance Sheets
(Expressed in Canadian dollars)

	Unaudited
	December 31,	September 30,
	2008	2008
Assets

Current
Cash and cash equivalents	$529,048	$227,795
Short-term deposits	14,210	14,210
Accounts and notes receivable	509,969	749,612
Life Settlement receivable	5,371,606	5,371,606
Other receivables	4,183	4,981
Prepaid expenses	2,520	5,738
Total Current Assets	6,431,536	6,373,942

Deferred Organization Costs	264,258	258,556
Investments	2,500,349	2,670,686
Life Settlements (note 6)	4,947,934	3,511,639
Property and Equipment	12,373,980	12,047,502
Deferred Costs, net	1,224,588	1,341,034

Total Assets	$27,742,645	$26,203,359

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	$909,019	$879,956
Accounts payable - other	1,237,705	1,203,512
Secured borrowing	137,321	137,321
Deferred revenue - current portion	1,060,216	1,088,003
Current portion of long-term debt (note 7)	305,557	363,756
Debentures	40,486	40,486
Loans from related parties	1,073,385	598,001
Total Current Liabilities	4,763,689	4,328,800

Deferred Revenue	2,155,001	2,404,163
Long-Term Debt (note 7)	4,966,253	4,211,715
Total Liabilities	11,884,943	10,944,678

Shareholders’ Equity

Capital Stock (note 9)	24,404,763	24,224,793
Contributed Surplus (note 9(e))	2,944,536	2,944,536
Deficit	(11,491,597)	(11,910,648)
Total Shareholders’ Equity	15,857,702	15,258,681

Total Liabilities and Shareholders’ Equity	$27,742,645	$26,203,359

Nature of Operations and Ability to continue as a Going Concern (note 1)
Commitments and contingencies (note 8)
See accompanying notes to condensed consolidated financial statements.

Approved on behalf of the Board:

“Dan Clozza”	Director	“Martin Tutschek”	Director
Dan Clozza		Martin Tutschek

FORUM NATIONAL INVESTMENTS LTD.
Condensed Consolidated Statements of Operations and Deficit (Unaudited)
(Expressed in Canadian dollars)

	Three Months Ended
	December 31,
	2008	2007

Revenues
Revenues (note 6 and 8)	$1,611,723	$1,150,354

Net Revenues	1,611,723	1,150,354

Expenses
General and administration	1,001,007	1,448,901
Amortization of property and equipment	18,323	18,275
Amortization of purchased memberships	170,338	–

Total Operating Expenses	1,189,668	1,467,176

Income (Loss) Before Income Taxes	422,055	(316,822)
Income Taxes Expense	(3,004)	–

Net Income (Loss) for the Period	419,051	(316,822)
Deficit, Beginning of Period	(11,910,648)	(14,213,086)

Deficit, End of Period	$(11,491,597)	$(14,529,907)

Basic earnings per share	$0.01	$0.00
Diluted earnings per share	$0.00	$0.00

Weighted average number of common shares outstanding (note 9 (b))

See accompanying notes to condensed consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(Expressed in Canadian dollars)

	Three Months Ended
	December 31,
	2008	2007

Operating Activities
Net income (loss)	$419,051	$(316,822)
Items not involving cash:
Policy revenue	(385,629)	(239,251)
Deferred revenue	(344,068)	(429,849)
Deferred commission costs	124,026	273,394
Amortization	18,323	37,385
Amortization of purchased memberships	170,338	–
	2,041	(675,143)

Changes in non-cash operating working capital:
Accounts, notes and other receivables	240,442	(512,133)
Prepaid expenses	3,219	–
Deferred costs	(7,580)	(67,233)
Accounts payable and accrued liabilities	11,060	1,089,895
Other payables	34,428	(61,194)
Deferred revenue	67,120	735,610
	348,689	1,184,945

Cash Generated From (Used in) Operating Activities	350,730	509,802

Investing Activities
Deferred Organization cost	(5,702)	(211,941)
Investments	–	(3,602,800)
Investments – Life Settlements	(1,050,666)	(1,441,477)
Purchase of property and equipment	(344,801)	(862,632)
Cash Used in Investing Activities	(1,401,169)	(6,118,850)

Financing Activities
Net proceeds received on share issuance	179,970	–
Amounts due to (from) related parties	475,384	109,253
Current portion of long-term debt	(58,199)	–
Long-term debt	754,538	48,030
Cash Provided by Financing Activities	1,351,693	157,283

Increase (Decrease) in Cash	301,254	(5,451,765)
Cash and Cash Equivalents, Beginning of Period	227,795	8,624,205

Cash and Cash Equivalents, End of Period	$529,049	$3,172,441

See accompanying notes to condensed consolidated financial statements

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Three months ended December 31, 2008 and 2007
(Expressed in Canadian dollars)

1.	Nature of Operations and Ability to continue as a Going Concern

The Company was incorporated on September 22, 1995 under the Business Corporations Act (British Columbia) and commenced operations on that date. On October 2, 1997, the Company was continued under the laws of the Province of Ontario. Effective February 26, 1999, the Company changed its name from Snowbird Vacations International Inc. to inTRAVELnet.com inc. and on April 17, 2002, the Company’s name was changed to Forum National Investments Ltd.

The Company earns revenue from investments in life settlement contracts, the sale of travel and fitness club membership and monthly dues from the members of its travel and fitness clubs. As at December 31, 2008, the Company has accumulated deficit of $11,491,597 and working capital of $1,667,849. The Company anticipates incurring substantial expenditures to further develop its life settlement line of business. The Company’s cash flow from operating activities may not be sufficient to satisfy its obligations as they come due and meet the requirements of its capital investment programs and covenants on its long term debt. The continued existence of the Company is dependent upon its ability to generate profit from its life settlement and vacation club business lines to meet its obligations as they become due. The Company intends to finance the future capital required to acquire life settlement contracts and continued operations from a combination of traditional debt, equity markets and cash flow from operations. However, there is no assurance that (a) traditional debt and equity markets may be accessible as required, or if so, on acceptable terms and, or (b) the demand for and selling prices of the Company’s products, may not be sufficient to meet cash flow. The outcome of these matters cannot be predicted with certainty and therefore the Company may not be able to continue operations as planned. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	Financial Statement Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada for interim financial information and follow the same accounting policies and methods of their application as the Company’s most recent annual financial statements. These interim consolidated financial statements do not include all of the disclosure included in the audited annual consolidated financial statements, and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended September 30, 2008. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited interim consolidated financial statements. The results of operations for the interim periods are not necessarily indicative of the results of operations for the entire year.

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in certain respects from those accounting principles and practices that the Company would have followed had its unaudited

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Three months ended December 31, 2008 and 2007
(Expressed in Canadian dollars)

2.	Financial Statement Presentation (continued) consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The accompanying Interim Consolidated Financial Statements for the three months ended December 31, 2008 have not been reviewed or audited by the Company’s Auditors.

3.	Significant Accounting Policies

(a) Basis of presentation

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the accounts of the Company and the following wholly owned subsidiaries:

	Incorporating	Date of Acquisition
Subsidiaries	Jurisdiction	or Incorporation

inTRAVELnet.com inc.	Alberta, Canada	November 9, 1999
Intravelnet Ltd.	Ontario, Canada	July 25, 2003
ATM Travel Group Ltd. (“ATM”)	British Columbia, Canada	April 3, 2000
International Fitness Vacations (BC) Ltd.	British Columbia, Canada	December 31, 2006
American Life Settlement Society LLC	State of Delaware, USA	November 15, 2007

All significant intercompany balances and transactions have been eliminated.

b)	Revenue recognition

(i)

The Company generates revenues from investments in Life Settlements, yacht charter operations, and the sale of memberships and dues. In accordance with CICA HB 3400, Revenue, the portion of revenue received from members, which entitles members to use the Company’s vacation and travel club privileges at a future date, is deferred and recognized in income evenly over the term of the member’s entitlements. For lifetime memberships, revenue is recognized over a period of five years, which is management’s best estimate of the period over which performance will be required.

(ii)

During the year ended September 30, 2008, the Company entered into the life settlement industry. The Company recorded investments in the life settlement contracts at fair value on each balance sheet date. Any changes to fair value will be recognized in the statements of operations in the period in which the changes occur. During the period ended December 31, 2008, the Company recognized in revenue the difference between the death benefits and the carrying value of the policy when the Company determined that settlement and ultimate collection is reasonably assured.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Three months ended December 31, 2008 and 2007
(Expressed in Canadian dollars)

3.	Significant Accounting Policies (continued)

	(c)	Business segments

The Company’s businesses are organized, managed and internally grouped into segments based on differences in products, technologies and services. The Company continues to manage its operations in two operating business segments: Life Settlement segment and Vacation Club segment.

	(d)	Stock-based compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA) for stock-based compensation and other stock-based payments. The Company accounts for stock options granted to directors, employees and consultants using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black- Scholes option pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

	(e)	Property and equipment

Property and equipment are stated at cost. Amortization is provided on a straight-line basis in order to amortize the cost of depreciable assets over their estimated useful lives. For assets constructed internally, amortization is charged once the asset is complete and brought into use. For assets that are under construction, the Company evaluates recoverability based on the fair value of the asset on the reporting date. When impairment in value is noted, the carrying value of the property and equipment is reduced by a charge to operations.

The annual rates applied are as follows:

Asset	Basis	Rate

Motor vessel	Straight-line	4%
Vehicles	Straight-line	25%
Vehicles under capital lease	Straight line	33%
Equipment	Straight-line	20%
Computers	Straight-line	30%
Leasehold improvements	Term of lease	5 years

(f)	Deferred organization costs

The Company defers the costs relating to the structuring of a proposed trust to fund future growth of the life settlement business. The costs of setting up the trust will be amortized once the proposed trust is operational. The Company expects the trust to be operational during 2009

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Three months ended December 31, 2008 and 2007
(Expressed in Canadian dollars)

3.	Significant Accounting Policies (continued)

	(g)	Purchased intangibles

The Company defers and amortizes the cost of purchased intangibles, which consists of a license to purchase condo accommodation at wholesale prices. Amortization is provided on a straight-line basis over a period of ten years.

Tangible assets acquired in a business combination are identified and recognized apart from goodwill when they arise from either contractual enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities. Intangible assets with definite lives are amortized over their estimated useful lives. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in the statement of operations. The Company has identified two reporting units.

	(h)	Foreign currency translation

Monetary assets and liabilities denominated in foreign currency have been translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at the rates in effect at the time of the transaction. Foreign exchange gains and losses are included in the determination of net loss for the period.

	(i)	Advances against future revenue streams

The Company has entered into arrangements whereby future streams of certain financed membership cash flows are sold to a third party (“Lender”) while the Company is committed to provide the future services under these membership contracts. The Company receives cash proceeds on the sale at a discount to the future proceeds that the Lender is expected to receive from the customers. The Lender has recourse against the Company should the amounts become uncollectible, and the Company establishes a reserve for such amounts. For accounting purposes, the discounted proceeds have been recorded as a liability at the time of the transaction, which is credited to the gross value through a charge to interest expense over the term of the membership contracts. The related revenue is recorded as a reduction of the liability to reflect the membership services rendered by the Company with the resulting reduction in the Company’s potential obligation, in accordance with its revenue recognition policy (note 3(b)).

	(i)	Earnings per share

Basic earnings-per-share is calculated based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Three months ended December 31, 2008 and 2007
(Expressed in Canadian dollars)

3.	Significant Accounting Policies (continued)

	(k)	Income taxes

Income taxes are accounted for under the asset and liability method. Future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss carry-forwards. Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantial enactment date. To the extent that it is more likely than not those future income tax assets will not be realized, a valuation allowance is provided for the excess.

	(l)	Impairment of long lived assets

Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows is expected from its use and eventual disposition. The impairment loss is measured as the excess of the carrying value of the asset over its fair value.

	(m)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the valuation of accounts receivable, impairment of assets, including intangible assets, rates for amortization and revenue recognition, balances of accrued liabilities, valuation allowance for future income tax assets, and the determination of the variables used in the calculation of stock-based compensation. While management believes the estimates used are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

	(n)	Cash and cash equivalents

Securities with original maturities of three months or less are considered cash equivalents, at cost. The securities are highly liquid and can be converted to known amounts of cash at any time, and are held at major financial institutions. Accrued interest on the guaranteed investment certificates, included as cash equivalents, is at the stated interest rate over the term of the instrument and included in accounts receivable.

	(o)	Deferred costs

Sales commissions are deferred and amortized to operations on the same basis as the related membership sales are recognized as revenue.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Three months ended December 31, 2008 and 2007
(Expressed in Canadian dollars)

3.	Significant Accounting Policies (continued)

	(p)	Comprehensive income

Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income (“OCI”) includes holding gains and losses on available for sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. The Company does not have any comprehensive income items for the periods presented.

	(q)	Financial instruments

Financial instruments are intentionally recognized at fair value. The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values of financial instruments are based on independent prices quoted in active markets. In the absence of an active market, fair values are determined based on valuation models such as discounted cash flows, which require the use of assumptions concerning the amount of timing of estimated future cash flows and discount rates. Subsequent measurement depends on management’s classification of the financial assets as held-for-trading, available –for-sale, held- to-maturity or loans and receivables, and financial liabilities as held-for-trading or other liabilities. The classification of financial instruments depends on the nature of and the purpose of the financial instruments, management’s choice and in some circumstances, management’s intentions.

Held-for-trading

Financial instruments classified as held-for-trading are measured at fair value with the realized and unrealized changes in fair value recognized each reporting period through interest and financing costs, net on the consolidated statement of earnings Available-for-sale Financial assets classified as available-for-sale are measured at fair value with the unrealized changes in fair value recorded each reporting period in OCI, Investments in equity instruments classified as available-for-sale do not have the quoted price in an active market are recorded at cost. Each reporting period, available-for-sale assets are written down to fair value through interest and financing costs, net on the consolidated statement of earnings to reflect impairments that are considered to be other than temporary.

Held-to-maturity, loans and receivables and other liabilities

Financial instruments classified as held-to-maturity, loans and receivables and other liabilities are measured at amortized cost using the effective interest method

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Three months ended December 31, 2008 and 2007
(Expressed in Canadian dollars)

3.	Significant Accounting Policies (continued)

	(q)	Financial instruments (continued)

The following table summarizes the Company’s selected financial instrument classifications based on its intentions:

Financial instrument	Classification

Cash and cash equivalents	Held-for-trading
Short-term deposits	Held-to-maturity
Accounts and notes receivable	Loans and receivables
Life settlement receivable	Loans and receivables
Other receivables	Loans and receivables
Investment	Available for sale
Life Settlement	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Accounts payable - other	Other liabilities
Debentures	Other liabilities
Long term debt	Other liabilities
Loan from related parties	Other liabilities

4.	Business segments

Transactions among reportable segments are recorded at cost. The Company is an integrated enterprise characterized by substantial intersegment cooperation and cost allocations, therefore, management does not represent that these segments, if operated independently, would report the operating income and financial information shown. The allocations resulting from the shared utilization of shared assets are not necessarily indicative of the underlying activity for segment assets, depreciation and amortization, and capital expenditures.

(a)	Net sales

Net sales	Three months	Three months
	ended December	ended December
	31, 2008	31, 2007

Life Settlements (note 6)	$385,629	$239,251
Vacation Clubs	1,217,040	864,630
Corporate and unallocated	9,054	46,473

Total Company	$1,611,723	$1,150,354

(b)	Operating income

Operating Income	Three months	Three months
	ended December	ended December
	31, 2008	31, 2007

Life Settlements (note 6)	$385,629	$239,251
Vacation Clubs	1,156,698	130,475
Corporate and unallocated	(1,120,272)	(686,548)

Total Company	$422,055	$(316,822)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Three months ended December 31, 2008 and 2007
(Expressed in Canadian dollars)

4.	Business segments (continued)

(c)	Assets

Assets	Three months	Year ended
	ended December	September
	31, 2008	30, 2008

Life Settlements	$10,583,798	$9,141,801
Vacation Clubs	3,127,813	4,761,332
Corporate and unallocated	14,031,034	12,300,226

Total Company	$27,742,645	$26,203,359

(d)	Capital expenditure

Capital expenditures	Three months	Year ended
	ended December	September
	31, 2008	30, 2008

Life Settlements	$–	$1,730,112
Vacation Clubs	–	1,000,000
Corporate and unallocated	344,801	1,938,627

Total Company	$344,801	$4,668,739

(e)	Deprecation and Amortization

Depreciation and Amortization	Three months	Three months
	ended December	ended December
	31, 2008	31, 2007

Life Settlements	$–	$–
Vacation Clubs	–	–
Corporate and unallocated	18,323	18,275

Total Company	$18,323	$18,275

Segment assets for the operating business segments (excluding Corporate and Unallocated) primarily include accounts receivable, investments, pre-paid expenses and other miscellaneous assets. .Assets included in Corporate and Unallocated principally are cash and cash equivalents; other receivables and property and equipment. Corporate and unallocated assets can change from year to year due to changes in cash, cash equivalents and changes in other unallocated asset categories. For management reporting purposes, corporate capital assets are not allocated to the two operating business segments. Capital expenditure excludes acquisitions paid for by issuing stock.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Three months ended December 31, 2008 and 2007
(Expressed in Canadian dollars)

5.	Financial Instruments

	(a)	Credit risk

Credit risk is the risk that a party to one of the Company’s financial instruments will cause a financial loss to the Company by failing to discharge an obligation. The carrying values of the Company’s financial assets, which represent the maximum exposure to credit risk, are as follows:

	December 31,	September 30,
	2008	2008

Cash and cash equivalents	$529,048	$227,795
Short-term deposits	14,210	14,210
Accounts and notes receivable	509,969	749,612
Life Settlement receivable	5,371,606	5,371,606
Other receivables	4,183	4,981

Total	$6,429,016	$6,368,204

Cash and cash equivalents and short term deposits: Credit risk associated with these assets is minimized substantially by ensuring that these financial assets are placed in debt instruments of the Canadian Federal government and well-capitalized financial institutions.

Accounts and notes receivable and Other receivables: Credit risk associated with these assets is minimized due to their nature. All notes receivable are carried a net after allowing for bad debts and unearned interest. The provision for doubtful accounts receivable is estimated based on an assessment of individual accounts and the length of time balances have been outstanding

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company manages liquidity risk by regularly monitoring forecast and actual cash flows as well as maturity profiles of financial assets and financial liabilities. The company expects the following maturities of its financial liabilities (including interest) and operating leases and contracts:

Expected payments by period as at December 31, 2008

				More
	Within 1 yr	2-3 yrs	4-5 yrs	than 5 yrs	Total

Accounts payable and
accrued liabilities	$909,019	–	–	–	$909,019
Accounts payable – other	1,237,705	–	–	–	1,237,705
Life settlement premiums	1,313,713	2,627,426	2,627,426	–	6,568,565
Operating lease and contracts	100,291	64,793	10,083	–	175,167
Total	$3,560,728	$2,560,728	$2,637,509	–	$8,890,456

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Three months ended December 31, 2008 and 2007
(Expressed in Canadian dollars)

5.	Financial Instruments (continued)

	(b)	Liquidity risk (continued)

Operating leases and contracts include property leases for the company’s travel operations. The Company believes that it will not encounter difficulty in meeting the obligations associated with its’ financial liabilities and further believes that if necessary, it would be able to access the capital markets for additional financial resources at prevailing market rates.

	(c)	Market risk

Market risk is the risk that fair value of future cash flows of financial instrument will fluctuate because of changes in interest rates and/or foreign currency exchange rates. With exception of its’ construction loan to complete overhaul of the motor vessel, the carrying amounts of the Company’s financial instruments are not subject to interest rate risk.

The following table sets out a sensitivity analysis of the effect of the Company’s financial instruments that are subject to foreign currency risk by applying reasonable possible changes in foreign currency rates relative to the Company’s functional currency, the Canadian dollar

		Foreign Currency Risk(1)
		-25%		+25%
	Carrying amount	Net		Net
	December 31, 2008	earnings	OCI(2)	earnings	OCI
Financial Liabilities
Long term debt – current	289,142	72,285	–	(72,285)	–
Long term debt	4,915,408	1,228,852	–	(1,228,852)	–
Total increase (decrease)		1,301,138	–	(1,301,138)	–

(1)	Displayed is the effects on the Company’s US dollar denominated financial assets and liabilities if the value of the US $:

(2)	OCI – “Other comprehensive income

The Company is exposed to currency risk in relation to their US dollar financing referred to in note 9. The Company has not entered into any foreign currency contracts to mitigate this risk.

(d)	Fair value

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts and notes receivable, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities. The fair value of the convertible debentures is not readily determinable as these instruments were issued to related parties and comparable market rates are not available.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Three months ended December 31, 2008 and 2007
(Expressed in Canadian dollars)

6.	Life Settlements

The company purchases life settlement contracts for long term investment purposes and accounts for these investments under FSB FTB 85-4-1. The Company uses the Fair-value-method of accounting for these contracts.

The table below summarizes the attributes of outstanding life settlement contracts at December 31, 2008 and September 30, 2008:

Period	Carrying	Premiums	Face
Ending	value	payable	value

December 31, 2008	4,947,934	1,313,713	27,483,207
September 30, 2008	3,511,639	1,313,713	27,483,207

Fair value is estimated using good-faith estimates calculated by a valuation committee. The committee considered the following factors: cost at date of purchase; recent purchases and sales of similar investments, financial standing of the issuer, changes in economic conditions affecting the issuer; standard, actuarially developed mortality tables and industry life expectancy reports

For the fiscal period presented on the current statement of operations and deficit, three months ended December 31, 2008, and 2007 the investments experienced the following gains:

Period	Realized	Unrealized
Ended	Gains (Losses)	Gains (Losses)

December 31, 2007	-	239,251
December 31, 2008	-	385,629

7.	Long-Term Debt

The Company has secured a long-term loan to complete the refit project of the vessel.

	December 31,	September 30,
	2008	2008

Construction loan in US funds to complete vessel refit project, convertible into a permanent loan at completion, amortizing
over 18 years bearing interest at 7% APR for a 5 year term.	$5,204,550	$4,504,575
Lease financing against motor vehicle	67,060	70,896
Less: Current portion	(305,557)	(363,756)

Long-term portion	$4,966,053	$4,211,715

The loan is secured by the motor vessel and by a guarantee from two of the directors of the Company.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Three months ended December 31, 2008 and 2007
(Expressed in Canadian dollars)

7.	Long-Term Debt (continued)

The construction loan and permanent loan are secured by the motor vessel and by a personal guarantee from two of the directors of the Company. Interest on the Construction loan is capitalized in the Property and Equipment balance. Interest capitalized for three months ended December 31, 2009 is $88,129 (year ended September 30, 2008 – 307,917)

The Company lease financed a motor vehicle during the year September 30, 2008. The loan is in the form of a capital lease repayable in equal installments over 36 months and is secured by a guarantee over the motor vehicle acquired during the year ended September 30, 2008. The minimum lease payment for the lease is $1,838 per month, interest rate at 8.5% p.a. and the guaranteed residual value is $32,000.

8.	Commitments and Contingencies

(a)

The Company has commitments in respect of operating leases with total aggregate payments due of approximately $138,207 (September 30, 2008 – $170,780). Payments due in each of the next three years are as follows:

2009	$74,671
2010	44,792
2011	18,744

Total	$138,207

(b)

The Company has commitments in respect of office leases with total aggregate payments due of approximately $36,960 (September 30, 2008 – $44,240). Payments due in each of the next two years are as follows:

2009	$25,620
2010	11,340

Total	$36,960

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Three months ended December 31, 2008 and 2007
(Expressed in Canadian dollars)

9.	Capital Stock

(a)	The authorized capital stock:

Unlimited - Common shares without par value

Unlimited - Series “A” - Preference non-dilutive convertible shares without par value (convertible to 50% of outstanding common shares at the time of conversion)

Unlimited - Series “B” - Preference convertible shares without par value (convertible to one common share for each preferred share held)

(b)	The issued capital stock of the Company is as follows:

13,933,983 Series “A” preferred shares for no consideration 13,933,983 Series “B” preferred shares for no consideration

	Number of
	Common
	Shares	Amount

Balance, December 31, 2006	4,644,661	14,802,797
Forward share split - 3-for-1	9,289,322	–
Private placement	11,000,000	5,773,918
Private placement	3,500,000	3,650,396
Share issue costs	–	(32,318)

Balance, September 30, 2007	28,433,983	24,194,793
Share issued – Stock options exercised	30,000	30,000

Balance, September 30, 2008	28,463,983	24,224,793
Share issued – Stock options exercised	150,000	179,970

Balance, December 31, 2008	28,613,983	$24,404,763

Weighted average outstanding common stock for the calculation of earning (loss) per share for each of the period presented:

	Three months ended	Three months ended
	December 31,	December 31,
	2008	2007

Basic	28,499,639	28,453,983
Diluted common stock	90,495,932	90,435,932

(c)	Options

The Company did not reserve any further shares in terms of the stock option plan for the reporting period.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Three months ended December 31, 2008 and 2007
(Expressed in Canadian dollars)

9.	Capital Stock (continued)

	(d)	Stock-based compensation

Since no employee options were granted, modified or settled during the three months ended December 31, 2008 or 2007, there was no stock-based compensation expense included in the net income for such periods.

The table below summarizes the outstanding stock options as at December, 31 2008 and September 30, 2008:

	Number	Exercise
	of Options	Price (US $)

Balance, September 30, 2008	2,805,000	$1.00
Exercised during the 3 months ended December 31, 2008	150,000	1.00

Balance, December 31, 2008	2,655,000	$1.00

The table below summarizes the attributes of the outstanding stock options as at March 31, 2009:

Options Outstanding			Options Exercisable
Exercise	Number	Remaining	Number	Exercise
Price (US $)	of Options	Contractual Life	of Options	Price (US $)

$1.00	2,655,000	3.50 years	2,655,000	$ 1.00

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31, 2008	September 30, 2008

Dividend rate	–	–
Expected volatility	209%	209%
Interest rate	4.88%	4.88%
Expected life	5 years	5 years

(e)	Contributed surplus

Balance, September 30, 2008	$2,944,536
Stock-based compensation	–

Balance, December 31, 2008	$2,944,536